April 20, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 35-61
Washington, D.C.  20549-4631

Attention: Sara D. Kalin, Branch Chief
           Messeret Nega,

Re: CWCapital Commercial Funding Corp. (the "Depositor") Registration Statement on Form S-3 Filed February 28 2006 File No. 333-132103
      ----------------------------------------------------------------

Ladies and Gentlemen:

This letter is being sent to you on behalf of the Depositor in response to your comment letter dated March 27, 2006. Each heading and numbered response below corresponds to the same heading and numbered comment in your letter (which we have repeated in italics for ease of reference). References to "Registration Statement" refer to the initial filing of the Registration Statement made on February 28, 2006 and references to "Am. No. 1" refer to Pre-Effective Amendment No. 1 to the Registration Statement, filed on the date of this letter.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

      This is the first registration statement for commercial mortgage-backed securities that the Depositor (or any of its affiliates) have filed. Accordingly, within the last twelve

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Securities and Exchange Commission
April 20. 2006


      months, neither the Depositor nor any affiliate of the Depositor has offered a class of asset-backed securities of the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to item 1100(f) of Regulation AB.

      All material terms to be included in the finalized material agreements will be disclosed in the final Rule 424(b) prospectus to the extent required under the Securities Act of 1933, as amended, or the finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

      The Depositor intends to file legality and tax opinions, substantially similar in form to the legality and tax opinions filed with the Registration Statement, within 15 days after the closing of each issuance of securities under the Registration Statement, to the extent required under the Securities Act of 1933, as amended.

4. When available, please provide us with a copy of any updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.

      A form of Pooling and Servicing Agreement is being filed as an exhibit to Am. No. 1. The primary provisions of such Pooling and Servicing Agreement that relate to compliance with the requirements of Regulation AB are contained in Article XI.


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5.    We note from page 74 of your base prospectus that you list several types of credit support and then indicate that "a similar instrument or a floor agreement" may also be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all language noted above, as well as any other similar language throughout the document.

      We have removed the reference to "a similar instrument or a floor agreement" on page 74, along with a similar catch-all on the cover page. The Depositor believes that the base prospectus includes all assets, credit enhancements or other material structural features reasonably contemplated to be included in an actual takedown.

6. While we note the disclosure you have provided on page S-66, please add a separately captioned section not included in "Risk Factors," to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

      In Am. No. 1 we have added a separate captioned section containing the disclosure required by Item 1119 (see page S-74 and S-75 of prospectus supplement in Am. No. 1).

7. We note from the base prospectus that you may use prefunding or revolving period. Please provided bracketed language in the summary section of your prospectus supplement to illustrate the form of disclosure you will provide in response to Item 1103(a)(5) of Regulation AB regarding both a prefunding and revolving period. Additionally, please confirm that you will comply with the restrictions regarding revolving and prefunding periods set forth in Item 1101(c)(3).

      We have deleted references to revolving periods in the base prospectus. We have added bracketed language on pages S-4 and S-76 in the prospectus supplement indicating where disclosure regarding a prefunding period would be located. Should prefunding periods be included in a transaction the Depositor will comply with the restrictions regarding such period as set forth in Item 1101(c)(3).


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8.    While we note that your prospectus supplement indicates that you will not include delinquent assets in an asset pool, page 44 of your base prospectus indicates that you may include delinquent assets in a future asset pool. Accordingly, please provide bracketed language in your prospectus supplement illustrating the form of delinquency disclosure you would provide in response to Items 1111(c) and 1100(b), if applicable. Also confirm your understanding that you are required to provide delinquency and loss information for all assets underlying securities included in the pool, including assets underlying mortgage-backed securities.

      We have included an example illustrating the form of delinquency disclosure to be provided in response to Items 1111(c) and 1100(b) in brackets on page S-86 of the prospectus supplement in Am. No. 1. If applicable, the Depositor will provide delinquency and loss information for all assets underlying securities included in each pool, including assets underlying mortgage-based securities.

9. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

      We have added language on page S-1 of the prospectus supplement in Am. No. 1 expressly incorporating the annexes.

10. We note from page S-48 that you do not intend to provide static pool data. Please provide us with an analysis as to why you believe static pool data is not material in the context of this transaction.

      The Depositor believes static pool data is not material to the Depositor's transactions, for the reasons set forth below. We note, however, that it is possible, although the Depositor believes unlikely, that in the future, circumstances could arise in which static pool data might be material to a particular transaction. In that event, the Depositor will include static pool data in the related prospectus supplement.

      The disclosure on page S-45 and S-46 in Am. No. 1. sets forth the reasons that the Depositor believes static pool information is not material to the Depositor's commercial mortgage backed securities ("CMBS") offerings, and may in some circumstances even be misleading. Unlike CMBS offerings, static pool data is material to investors in asset backed securities offerings containing high numbers of relatively homogenous assets underwritten to specified guidelines (such as residential mortgage loans, credit card receivables and automobile loans). In these types of asset backed securities transactions, investors rely, in part, on their assessment of the originator's underwriting


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      ability, as shown by its disclosed underwriting criteria for asset origination and by performance of its prior originations, to judge the credit quality of the assets that are included in a particular transaction. The homogeneity of loans across pools and the use of established underwriting criteria for each pool make pool to pool comparisons material.

      In contrast, CMBS transactions include relatively fewer numbers of pool assets and these assets are non-homogeneous. Each income-producing real property represents a separate and distinct business venture; and, as a result, each of the multifamily and commercial mortgage loans included in a CMBS offering requires a unique underwriting analysis. Moreover, credit underwriting for commercial mortgage loans differs fundamentally from credit underwriting for financial assets used to provide consumer credit. Credit decisions as to secured consumer credit receivables are based on the creditworthiness of the borrower as well as collateral value. Credit decisions with respect to unsecured consumer credit receivables are based primarily on the creditworthiness of the borrower, since there is no collateral. For consumer credit financial assets, it is the borrower's income that is expected to service the debt, rather than income from any collateral. By contrast, debt service on most commercial mortgage loans is expected to be paid from income produced by the related real property, and credit decisions are therefore made primarily by evaluating the actual or potential income of the property as well as the value of the property. Most CMBS loans are non-recourse loans to single purpose entity borrowers, so that the borrowers' credit quality is almost entirely irrelevant. Evaluation of a commercial real estate project will instead be based on historical and expected future income and expenses of the property, and an assessment of event risks that may affect such income and expenses. It will also be based on an assessment of the ability of the net operating income of the property to service the scheduled payments on the loan (the "debt service coverage ratio") and the ratio of the loan amount to the appraised value of the property (the "loan-to-value ratio"), which is an indicator of the ability of the property to be sold or refinanced to repay the principal balance of the loan remaining at maturity.

      Accordingly, the disclosure in CMBS offerings focuses on the individual traits of each commercial loan and the related property, rather than focusing on uniform underwriting criteria or on past performance of other pools originated by the sponsor. For example, publicly offered CMBS transactions typically disclose the net operating income, underwritten net cash flow, debt service coverage ratio and loan-to-value ratio of the property (or group of properties) securing each underlying mortgage loan. In addition, CMBS offerings typically provide investors with information to help them evaluate the likelihood of the continued performance of the properties, such as property type,


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      location, age of property, and information about the largest tenants at the property as well as disclosure about the risk factors for investing in properties of the types included in the pools. Other types of asset backed securities transactions have much less comprehensive disclosure because there is no analogous information collected or evaluated in the credit process. In CMBS offerings, investors and rating agencies assess the individual credit quality of the underlying assets in a manner that would be impracticable and unnecessary for securities backed by more granular assets underwritten to specified actuarial parameters.

      The immateriality of static pool information in CMBS offerings is reinforced by the fact that rating agencies do not request static pool information for prior pools when assigning a rating to a CMBS offering. Instead, they review detailed asset summaries describing each loan and related mortgaged property and assign ratings to securities based on this review and numerous traits of each individual loan and property. In effect, rating agencies re-underwrite many of the mortgage loans in a CMBS pool and size credit enhancement for each tranche of CMBS based on their own assessment of the creditworthiness of loans re-underwritten by them. In contrast, the rating agencies require extensive information regarding prior pool performance in residential mortgage backed securities offerings where it would be virtually impossible to re-underwrite individual mortgage loans. The Depositor believes that the historic focus of rating agencies upon the traits of the individual commercial loans and mortgaged properties that comprise the securitized pool is appropriate and that the performance of prior pools of commercial mortgage loans is immaterial.

      Moreover, the Depositor believes that due to the heterogeneous nature of CMBS offerings, disclosure of static pool data in such offerings would not be predictive of future results. As we indicated in the disclosure on page S-47 and S-48 of the prospectus supplement included in the Registration Statement (now on page S-45 and S-46 of Am. No. 1), although there may be certain common factors affecting the performance and value of income-producing real properties in general, those factors do not apply equally to all income-producing real properties and, in many cases, there are unique factors that will affect the performance and/or value of a particular income-producing real property. Moreover, the effect of a given factor on a particular real property will depend on a number of variables, including but not limited to property type, geographic location, competition, sponsorship and other characteristics of the property and the related mortgage loan. Furthermore, the performance of a pool of mortgage loans originated and outstanding under a given set of economic conditions may vary significantly from the performance of an otherwise comparable mortgage pool originated and outstanding under a different set of economic conditions. Because


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      of the highly heterogeneous nature of the assets in CMBS transactions, static pool data for prior securitized pools, even those involving the same asset types (e.g., hotels or office buildings), often will not be indicative of the performance of other pools, since the economics of the properties and terms of the loans may be materially different. In particular, static pool data showing a low level of delinquencies and defaults would not be indicative of the performance of any pools of mortgage loans originated by the same sponsor or sponsors. Accordingly, the Depositor believes that investors should evaluate the mortgage loans underlying each series of offered certificates independently from the performance of other pools of mortgage loans of the same sponsor. Encouraging investors to focus on a sponsor's prior origination experience in a context where so much more relevant disclosure is available may cause investors to improperly substitute reliance on the sponsor's track record for an independent evaluation by such investor of information that is much more directly pertinent. Here, more than ever, past performance is not necessarily indicative of future performance.

      We note that during the comment period for Regulation AB, participants in the CMBS industry sent comment letters to the Commission taking the position that static pool data was not material in the context of CMBS offerings. See for example, the letter of the Commercial Mortgage Securities Association dated July 12, 2004 and the letter of the American Securitization Forum dated July 30, 2004. The instructions to item 1105 require provision of static pool information "unless the registrant determines that such information is not material." In the final release adopting Regulation AB, the Commission stated, that while it did not believe it appropriate to exclude particular asset classes or transactions from the static pool information requirement in their entirety in lieu of requiring issuers to make a materiality determination, "in all instances disclosure was conditioned on what would be material for the particular asset class, sponsor and asset pool involved...We recognize.. that there may be transactions where static pool data is not material." Accordingly, the Depositor respectfully submits that static pool data should not be required to be included in the registration statement or prospectus.


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Prospectus Supplement
---------------------

General
-------

11. Consider including a graphical illustration of the structure of the securities offered (including, for example, the flow of funds, or any subordination features) and any other features in the transaction. Refer to Item 1103(a) of Regulation AB.

      A table showing the priority of allocation of principal and interest payments was included on page S-17 of the Registration Statement (now on page S-17 of Am. No. 1), under the heading "--Payments--A. General." A table showing the priority of allocation of losses and expenses was included on page S-29 of the Registration Statement (now on page S-25 of Am. No. 1), under the heading "--Reductions of Certificate Principal Balances in Connection With Losses on the Underlying Mortgage Loans and Default-Related and Other Unanticipated Expenses."

12. The summary section should be just that, a summary. For example, it appears that you have included the entire table for fees and expenses both here and on page S-145. Please revise this section to provide brief and concise information in the summary and to include cross-references, as appropriate, to the detailed discussions in the document. Please refer to
      Item 503(a) of Regulation S-K and Item 1103(a) of Regulation AB.

      The table for fees and expenses has been removed from the summary section and replaced by a brief statement regarding fees and expenses payable to the master servicer, special servicer, trustee and certain other parties as may be provided for in the related pooling and servicing agreement. There is an appropriate cross-reference to the complete table of fees and expenses that was on page S-145 of the Registration Statement (now on pages S-145of Am. No. 1).

The Swap Counterparty, page S-169
---------------------------------

13. Please add bracketed language to clarify that you will provide the financial information required by Item 1115(b) of Regulation AB, if applicable.

      We have added a bracketed placeholder for a description of the financial information required by Item 1115(b) of Regulation AB on page S-170 of Am. No. 1.


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Base Prospectus
---------------

Description of the Trust Assets, page 41
----------------------------------------

14. We note from page 43 that an asset pool may include foreign mortgage loans. While we understand that such loans would not represent more than 10% of the related asset pool, please confirm that you will provide any information required by Item 1100(e) of Regulation AB regarding foreign matters that could materially affect the assets of the pool or the payments on the securities.

      We have included a bracketed placeholder for the disclosure required by
      Item 1100(e) on page S-89 of the prospectus supplement included in Am. No.
      1. The specifics of the disclosure will naturally depend on the jurisdictions in which the applicable foreign properties are located.

Description of the Certificates, page 89
----------------------------------------

15. We note that your disclosure on page 92 indicating that you will specify in the related prospectus supplement the pass-through rate for each class of certificates or, in the case of a variable or adjustable pass-through rate, the method for determining the pass-through rate. Please note that all indices that may be used to determine interest payments on the securities must be identified in the base prospectus. Refer to Item 1113(a)(3) of Regulation AB..

      Disclosure has been added on page 91 of the base prospectus in Am. No. 1 listing indexes that may be used, and confirming that any other index used will be specified in the related prospectus supplement and will be a standard index that measures interest in debt transactions, and not a commodities or securities index.


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Description of Credit Support, page 114
---------------------------------------

16. We note that this section, as well as your cover page and the "Credit Support" subsection starting on page 74, all contemplate the use of credit derivatives. Please remove all references to credit derivatives throughout the filing and confirm that any derivative agreements you enter into will be limited to interest and currency agreement. Alternatively, you may provide us with an analysis of how the use of credit derivatives would be consistent with the definitions of an asset-backed security. Please refer to the discussion at Section III.A.2 of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and Item 1115 of Regulation AB.

      We have deleted all references to credit derivatives in the prospectus.

17. We note from page 115 that credit support may be used for more than one series of certificates and that it is possible that the holders of offered certificates of other series may be disproportionately benefited by such credit support to the detriment of holders of the securities offered by this prospectus. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

      We have deleted the references to multiple series of certificates having a common credit support.

The Swap Counterparty, page S-169
---------------------------------

18. A disclaimer of liability for material information provided by the issuer, underwriter or any of their affiliates is not appropriate. Accordingly, please revise the second full paragraph on pages S-170 to remove the disclaimer and delete any other similar disclaimers in the prospectus.

      The language in the second full paragraph of page S-170 of the Registration Statement (now on page S-170 of Am. No. 1) has been revised to remove the disclaimer.



Very truly yours,


/s/ Anna H. Glick

Anna H. Glick



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